02 OCT 25 AM 9:41

October 21, 2002

02055409

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel comment on media reports of possible capital tie-up "

Thank you for your assistance in handling it as required.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Sincerely yours,

dlw 10/29

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

ANNOUNCEMENT

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel comment on media reports of possible capital tie-up

TOKYO (October 21, 2002) - Kobe Steel, Ltd. said today that no decisions had been made with regard to a possible capital tie-up with other Japanese steelmakers. Media reports stated earlier that Kobe Steel was mulling a capital tie-up with other Japanese steelmakers.

Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp/indexe.htm
E-mail: www-admin@kobelco.co.jp

Investor Relations:

Corporate Planning Dept.
Kobe Steel, Ltd.
Tel +81-3-5739-6043